Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

May 29, 2014

VIA ELECTRONIC FILING

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Cavendish Futures Fund LLC

Ladies and Gentlemen:

On behalf of this firm’s client, Cavendish Futures Fund LLC (the “Fund”), transmitted herewith for filing with the Commission is one copy of the Registration Statement of the Fund on Form 10 (the “Form 10”).  This Form 10 is being filed pursuant to Sections 12(b) and 12(g) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.  No fee is required in connection with this filing.

Should members of the staff have any questions regarding the Form 10 transmitted herewith, please call the undersigned at 212-728-8931.

Very truly yours,

/s/ John Cronin

John Cronin

Enclosures

cc:	Jennifer Magro
Rita M. Molesworth